3: Illustrative Report of Independent Accountants on Examinations of Securities Pursuant to Rule 17f-2 (11/99)

Report of Independent Accountants

To the Board of Directors of:

Flag Investors International Fund, Inc.

We have examined management's assertion concerning the compliance of Flag Investors International Fund, Inc. (the "Fund") with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 29, 2000 included in its representation letter dated February 22, 2001. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's representations about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2000:

  Confirmation of all securities held by institutions in book entry form CREST. Reconciliation of the depository's position to custodian's records of the aggregate position for all clients, including the Fund:
  Confirmed all securities record-kept at banks with whom the Custodian and the Fund have contracted to provide sub-custodian services, including Citibank N.A. Milano, Deutsche Bank London, Banque Paribas.
  Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;
  Reconciliation of all such securities to the books and records of the Fund and the Custodian;

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion, as qualified, that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2000 with respect to securities reflected in the investment accounts of the Fund, is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Baltimore, Maryland

February 22, 2001